SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number: 001-33910

ATA Inc.

8th Floor, Tower E

6 Gongyuan West Street

Jian Guo Men Nei

Beijing 100005, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Other Events

Cautionary Note Regarding Forward-looking Statements

Signature

Other Events.

On December 4, 2013 ATA Inc. (“ATA” or the “Company”) received notice from Educational Testing Service (“ETS”) of the termination of the exclusive distributor contract between ETS and ATA for the Test of English for International Communication (“TOEIC”) and its related products, effective near the end of the Company’s fiscal 2014.

ATA and ETS are in active discussions exploring potential alternative means for distributing TOEIC exams and related products in China along with other possible business partnerships.  However, it is unclear at this time what if any relationship ATA will continue to have with ETS regarding the TOEIC exam or otherwise going forward.

In the fiscal year ended March 31, 2013, the Company recorded revenues of $5.5 million, or 9.3% of total revenues, from the TOEIC exam and its related products and $2.9 million, or 13% of total revenues, in the six-month period ended September 30, 2013. The Company remains committed to growing its businesses targeting the private sector, including the Company’s HR Select assessment offerings. HR Select is a proprietary application, developed and engineered by ATA using leading international standardized assessment tools to test different job skill sets, covering several areas of competency, including IT, foreign languages, finance, accounting, management, and legal.

The Company does not expect any disruption in its core business targeting either the government or private sector due to ATA not distributing the TOEIC exam and its related products in China.  TOEIC and its related products represented a relatively small percentage of  total sales, and ATA will focus its attention on expanding HR Select.  The Company believes this element of its business can accelerate with additional resources.

Cautionary Note Regarding Forward-looking Statements.

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terms such as “believe,” “could,” “expect,” “future,” “look forward to,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ATA’s future relationship with ETS and the prospects of ATA’s other businesses.  These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. The Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATA Inc.

By:	/s/ Benson Tsang
Name:	Benson Tsang
Title:	Chief Financial Officer

Date: December 5, 2013